September 12, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecily LaMothe

Re:	Arizona Land Income Corporation
Preliminary Proxy Statement on Form 14A
File No. 1-09900
Original Filing Date: February 1, 2007
Pacific Office Properties Pro Forma and
Historical Financial Statement Presentation

Ladies and Gentlemen:
We thank the Accounting Staff for its attention to the accounting issues raised in the above-referenced preliminary proxy statement (the “Proxy Statement”). We are writing to memorialize our discussions with the Accounting Staff on September 5, 2007 and to request confirmation that the Accounting Staff will grant relief pursuant to Rule 3-06 of Regulation S-X discussed below.
Summary of Conclusions
In our September 5 teleconference the Accounting Staff confirmed several issues raised in our letter to the Staff on August 21, 2007. The Staff has not objected to our conclusion that the disclosure requirements of Regulation S-B should control the historical financial statement presentation and the pro forma financial statement presentation included in the Proxy Statement. Based upon the proposed restructuring described in the August 21, 2007 letter, the Staff also would not object to our conclusion that the accounting acquirer in the transactions contemplated in the Proxy Statement is the Waterfront contributor entity.
Requests for Relief Pursuant to Rule 3-06 of Regulation S-X
We also understand from our discussion that two years of audited financial statements are required for each entity other than the accounting acquirer. As we have previously noted to the Staff, we are not able to provide audited financial statements for the years ended December 31, 2006 and 2005 for all of the property contributing entities in the combined group. However, we are able to provide two years of audited statements of nearly all of the combined group in reliance upon Rule 3-06 of Regulation S-X. Rule 3-06 permits the filing of financial statements covering a period of nine months to satisfy one year of financial statement requirements in the case of a significant business acquisition. We have confirmed with the Accounting Staff that we would be required to conduct an audit only with respect to acquired entities for which two years of audited statements can not be provided for the two years ended December 31, 2006 and 2005. However, we believe that the presentation would be more understandable if we were to present

Ms. Cecily LaMothe
September 12, 2007

all of the properties to be acquired by Waterfront as a combined group. Accordingly, we are proposing to audit the contributing entities (other than U.S. Bank Center) through September 30, 2007. Because the U.S. Bank Center entity would not have two years of audited financial statements as of September 30, 2007, we will remove the contribution of this minority interest from the proposed transaction.
Financial Statements to be Included in Revised Proxy Statement
As a result of the foregoing, the following financial statements would be included or incorporated in the proxy statement:
1. AZL — Registrant
a.	A separate audit report for the audited periods.

b.	An audited balance sheet as of December 31, 2006 and 2005 and an unaudited balance sheet as of September 30, 2007.

c.	Audited statements of operations for the years ended December 31, 2006 and 2005 and unaudited statements of operations for the nine month periods ended September 30, 2007 and 2006.
2. Waterfront — Accounting Acquirer
a.	A separate audit report for this entity as the accounting acquirer.

b.	Audited balance sheets as of December 31, 2006 and 2005 and an unaudited balance sheet as of September 30, 2007.

c.	Audited statements of operations for the year ended December 31, 2006 and 2005 and unaudited statements of operations for the nine month periods ended September 30, 2007 and 2006.
3. TSG Entities Other than Accounting Acquirer
a.	An audit report for the applicable entities included in the combined financial statements.

b.	Audited combined balance sheets as of December 31, 2006 and September 30, 2007.

c.	Audited combined statements of operations for the years ended December 31, 2006 and the nine month period ended September 30, 2007 and an unaudited combined statement of operations for the nine month period ending September 30, 2006.

Ms. Cecily LaMothe
September 12, 2007

We respectfully request that the Accounting Staff call to confirm the foregoing understandings. As always, we appreciate your cooperation, and that of your colleagues on the Accounting Staff.
Sincerely,
/s/ Lawrence J. Taff
Lawrence J. Taff